EXHIBIT 99.1

TeliaSonera Sweden's Damage Update Regarding the Storm in Southern Sweden

STOCKHOLM, Sweden, Feb. 11, 2005 (PRIMEZONE) -- As the storm winds hit parts of Southern Sweden on January 8, the fixed-line telephones of many of our customers stopped working. At worst, nearly 300,000 customers in the affected area were without a telephone connection. Today -- over a month after the storm -- approximately 15,000 fixed-line telephones are still out of order. Mobile telephones, however, have been working normally in the area for several weeks now.

We have mobilized extensive resources to restore telephone connections for the customers. We have assigned people from other parts of the country, and help has also been received from abroad. Since January 8, nearly 1,800 installers have been working to restore the network to working order. The destruction, however, is so extensive in certain places that an entirely new network has to be built.

Our customers have had the opportunity to have their calls forwarded to their mobile phones, and alternative solutions, such as borrowed mobile phones, have also been offered in co-operation with communities and the home service. We have also centred major efforts on informing the customers and anyone else affected of the damage status in the area. Nearly 16,000 customers have been contacted directly by phone. Our other initiatives include information at www.telia.se, announcements in local newspapers, regular press releases and participation in local meetings.

We are naturally very sorry our customers have been so severely affected. The customers will be financially compensated for their time without a telephone. Within the past month, Telia has extended twice the compensation period for those affected by the storm. The compensation will range from SEK 375 to up to SEK 4,500, depending on how long the customer has been without a telephone connection.

Telia Sonera Sweden estimates that the usage and reparation costs, investments and customer expenses related to the storm will be SEK 400-450 million in total.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=71388&fn=wkr0010.pdf

CONTACT: TeliaSonera's Press Office
         +46-(0)8-713 58 30